

May 29, 2013

Via E-mail
Mr. Dan Rosensweig
President, Chief Executive Officer and Chairman
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

> **Re:** **Chegg, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 6, 2013**
> **CIK No. 0001364954**

Dear Mr. Rosensweig:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update the financial and other financial information in the filing to include the interim period ended March 31, 2013. Please refer to the guidance in Rule 3-12 of Regulation S-X.

General

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering and other information. Please include this disclosure as soon as practicable. Note that we may have additional comments once

you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

3. Please file all exhibits, including your legal opinion, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments.

4. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provided us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

5. We note reference to third party information throughout the prospectus, including, but not limited to, references to information from Accenture, the College Access and Success, and Noel-Levitz Higher Education Consulting. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

6. Please provide us with objective support for your assertions in your Prospectus Summary and Business sections regarding market conditions and your services. Also, ensure that you make clear upon what standard or measure you base your claims. For example, provide support for your statements regarding your belief that your offerings "delight" students, that you are "disrupting" higher education by putting students first, and that you are the "leading" student-first connected learning platform. These are just examples. To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary Consolidated Financial Data, page 9

8. Please revise the disclosures non-GAAP financial measures in the summary to include a reconciliation of EBITDA and Adjusted EBITDA to net loss and provide the other disclosures required by Item 10(e) of regulation S-K, instead of referencing to disclosures presented elsewhere in the document.

Management's Discussion and Analysis…, page 54

Overview, page 54

9. We note your statement that you do not expect to be profitable on a GAAP basis "in the near term." Please expand your discussion to detail the steps management is taking to make the company profitable in the long term. Discuss whether management anticipates lowering expenses or relying upon continuing revenue growth to achieve profitability.

10. Please revise your disclosure to discuss the meaning of the term "unique titles." For example, clarify whether the count of 180,000 unique titles distinguishes between new editions of a textbook, or counts the editions as one title.

11. We note that on page 24 that you discuss the risk of excess or obsolescence as a concern within your textbook business. Please provide context to your statement that you have "approximately 180,000 unique titles in [your] print textbook library available for rent or sale" by discussing whether these are current titles, or may include obsolete or excess titles.

Our non-print Products and Services Business, page 55

12. Please revise and expand your disclosure to discuss in greater detail the services or products offered by Cramster and Zinch, companies you acquired in 2010 and 2011, respectively. Discuss how you have integrated these products or services into your existing business offerings.

13. Please expand your disclosure to discuss in greater detail the "discounts, promotions and other products" that you provide to students. Explain whether these are paid advertisements from third-party vendors, discounts you negotiated directly with vendors, or some other arrangement. Provide examples.

14. In this section and throughout the disclosure, you discuss your "enrollment marketing services." Please expand your disclosure here and where appropriate to discuss in greater detail what this service is including how these materials are delivered or presented to customers.

15. Similarly, we note discussion of "brands" paying your for delivering advertising to customers. Please expand your disclosure to discuss in greater detail the number of vendors you currently have arrangements with, how you secure those relationships and what kinds of brands and products you are referring to in these sections.

Components of Results of Operations, page 56

Net Revenues, page 56

16. Under this heading you provide a description of three aspects of your business that are revenue sources. Please revise this section expanding your disclosure to include discussion of other services offered such as the Homework Help service. We note your disclosure on page 88.

17. Please revise your disclosure here and where appropriate, to discuss the pricing structure for "subscriptions" offered to customers including the length of the subscription for corresponding fees. We note your disclosure on page 89.

Cost of Revenues, page 57

18. We note on page 30 that you disclose that you have in the past made one-time and ongoing payments under certain license agreements. Provide us with more details of the agreements, including how you account for the agreements and how they are reflected in your financial statements. Please also include a discussion of the agreements in your MD&A accordingly.

Loss (Gain) on Liquidation of Textbooks, page 58

19. Please tell us why you consider your liquidation of textbooks as an operating expense as opposed to normal revenues. In this regard we note that you regularly sell text books in the course of your operations. Further we note on page 64 that you have completed liquidations through your website.

Results of Operations, page 60

20. Please provide a discussion of the revenues and costs of sales for your rentals and direct sales in your MD&A.

Years Ended December 31, 2010, 2011 and 2012, page 61

21. We note that you reduced your textbook rental catalog and moved lower volume or lower price titles to a sale only basis. Please tell us how you accounted for the changes. For instance, if you transferred assets from long term assets to inventory tell us how you reflected the change in your financial statements and discuss the effects of the change in results of operations.

Critical Accounting Policies, Significant Judgments and Estimates

Revenue Recognition and Deferred Revenue, page 69

22. In regards to your rented text books please tell us the factors you considered in your determination that you still have title to the rented books once they are shipped to the students. Tell us your recourse if the book is not returned.

Textbook Library, page 70

23. Tell us how you determine the useful lives for the individual titles in your textbook inventory. In this regard we note that you disclose you use a life of 3 years. Tell us how a life of 3 years is appropriate for individual titles. Further tell us how you determine the estimated liquidation values and why you believe the books still have value after 3 years. Also address how you factor the condition of returned books in your policy. In addition address your accounting for used textbook purchases.

24. Please tell us how you account for the eTextbooks useful lives and/or licensing periods.

25. Tell us upon purchases of inventory how you determine whether books will be sold or if they will be rented. If there are transfers between the two designations tell us how you account for the transfers between long-term assets and inventory.

Letter From Dan Rosensweig, page 79

26. We note that your company was co-founded by Aayush Phumbhra. We also note that he resigned from the board immediately prior to the filing of this registration statement. Tell us why Mr. Phumbhra does not qualify as a promoter of the company as described in Item 401(g) of Regulation S-K.

Business, page 81

27. Disclose whether your business is limited to high school and undergraduate students, or also encompasses graduate or professional school students.

28. Disclose the criteria for being counted as a "registered user."

Company Overview, page 81

29. Provide support for your statement that "We now reach approximately 30% of all college students and serve approximately 40% of all college-bound high school seniors in the United States." Explain what action or event counts as "reaching" a student. For example, does the student and potential customer have to take a pro-active step to be counted within this percentage?

30. You state that you are able to fulfill 90% of the textbook searches that students perform on your website. Please briefly discuss why the remaining 10% is unable to be filled.

Market Opportunity, page 83

31. Under this heading you include three bullet points that discuss educational tools such as MOOCs. Please revise this disclosure to clearly indicate whether the services, tools or products in this section are offered by the company.

Our Solution, page 84

32. Please revise the final sentence of the "Student Hub" bullet point to discuss with greater specificity the "technology platforms, devices and browsers" that are compatible with your online products and services. We note your disclosure on page 90. Please provide greater detail about what steps you have taken and the timeline to expanding to Android and Windows Mobile platforms.

33. Please discuss how you are able to pool information about specific courses, professors or other course offerings from educational institutions. Specifically, revise your disclosure where and as appropriate to discuss any risks associated with this information in light of proprietary university materials or academic work product, or privacy concerns regarding course instructors.

34. Additionally, please discuss what consideration you give to plagiarism or other potential violations typically found in educational institutions codes of student or academic conduct.

35. Discuss whether or how you implement "quality control" for accuracy of responses and materials shared by and among student customers. For example, discuss whether you review these materials internally for accuracy, timeliness or other factors.

Attending College and Learning in Their Most Efficient Formats, page 85

36. You state that you seek to provide a broad range of "course solutions and other content as well as options for different learning styles." Revise your disclosure to be more specific about the products or services offered, including examples.

Products and Services for Students, page 88

37. Disclose what kind of employment arrangement you have in place with your independent subject matter experts. Discuss in greater detail any credentials or other higher criteria used to fill these positions.

<u>Courses, page 89</u>

38. Please tell us if you verify that a student course reviewer actually enrolled in and
     completed a course.

<u>Colleges, page 92</u>

39. Expand your disclosure to discuss with greater specificity the enrollment marketing
    services sold to college admissions offices. For example, are these advertisement spaces
    available on your website, or it possible to offer targeted advertising. Disclose whether
    this aspect of your business is tied to the profiles potential college applicants can build on
    your website and the results for "best fit" colleges or universities that these student
    customers receive.

<u>Note 11. Commitments and Contingencies, page F-25</u>

40. We note that you have received a tax assessment from the Kentucky Tax Authority along
    with a final Notice of Tax in October of 2012. Considering you have received a final
    notice tell us why you are not able to estimate and disclose an estimate of the reasonably
    possible loss or a range of loss.

<u>Note 16. Income Taxes, page F-34</u>

41. Please tell us the reason for the change in your deferred tax liabilities in regards to your
    fixed assets, textbooks and intangibles item presented in your summary of deferred tax
    assets and liabilities.

<u>General</u>

       If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Shulamite Shen White, Esq.
        David Bell, Esq.
        Fenwick & West LLP